Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 2, 2013

Relating to Preliminary Prospectus dated April 19, 2013

Registration No. 333-173154

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 19, 2013 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 12 to the Registration Statement on Form S-1 (File No. 333-173154) of Insys Therapeutics, Inc. relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1516479/000119312513162799/d153565ds1a.htm

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus primarily to reflect a decrease in our initial public offering price to $8.00 per share and certain related changes. In the Preliminary Prospectus, we proposed to offer the shares of our common stock at an estimated price range of between $16.00 and $18.00 per share. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Insys Therapeutics, Inc.

SUMMARY

Common stock offered by us	4,000,000 shares (or 4,600,000 shares if the underwriters’ over-allotment option is exercised in full)

Initial public offering price	$8.00 per share

Net Proceeds	We estimate that we will receive net proceeds of approximately $26.5 million (or approximately $31.0 million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an initial public offering price of $8.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as described in “Use of Proceeds” in the Preliminary Prospectus.

Common stock to be outstanding after this offering	20,795,227 shares, based on 16,795,227 shares outstanding as of March 31, 2013 (after giving effect to the conversion of our convertible preferred stock outstanding as of such date into an aggregate of 8,528,860 shares of our common stock and the conversion of $59.3 million in aggregate principal amount of notes and accrued interest thereon owed to trusts controlled by or affiliated with our founder, Executive Chairman and principal stockholder into 7,410,341 shares of common stock, both of which will occur automatically immediately prior to the closing of this offering).

Pro forma as adjusted balance sheet data	As of December 31, 2012, on a pro forma as adjusted basis, our cash and cash equivalents would have been approximately $15.0 million, total current assets would have been approximately $26.5 million, total assets would have been approximately $33.4 million and total stockholders’ equity would have been approximately $20.2 million, in each case after giving effect to the following transactions:

(i) the filing of our amended and restated certificate of incorporation which will occur upon the closing of this offering; (ii) the conversion of our convertible preferred stock outstanding into 8,528,860 shares of our common stock, which will occur automatically immediately prior to the closing of this offering; (iii) the conversion of $59.3 million in aggregate principal amount of notes and accrued interest thereon owed to trusts controlled by or affiliated with our founder, Executive Chairman and principal stockholder into 7,410,341 shares of common stock; (iv) our receipt of the estimated net proceeds from the sale of 4,000,000 shares of common stock by us in this offering at an initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (v) the application of approximately $11.9 million of the net proceeds from this offering to repay all of the outstanding principal and accrued interest under our revolving credit facility with Bank of America.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012 on:

•	an actual basis;

•

a pro forma basis to give effect to (1) the filing of our amended and restated certificate of incorporation which will occur upon the closing of this offering, (2) the conversion of our convertible preferred stock outstanding as of such date into 8,528,860 shares of our common stock which will occur automatically immediately prior to the closing of this offering and (3) the conversion of $59.3 million in aggregate principal amount of notes and accrued interest thereon owed to trusts controlled by or affiliated with our founder, Executive Chairman and principal stockholder into 7,410,341 shares of common stock at the initial public offering price of $8.00 per share immediately prior to the closing of this offering; and

•

a pro forma as adjusted basis to give further effect to (1) the sale of shares of common stock by us in this offering at the initial public offering price of $8.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the repayment of $11.9 million in outstanding principal and interest under our revolving credit facility with Bank of America.

You should read the information in this table together with our audited consolidated financial statements and accompanying notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Preliminary Prospectus.

	As of December 31, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share and per share data)
Cash and cash equivalents	$361	$361	$14,999

Debt, current and long-term	$70,241	$11,858	$—
Stockholders’ equity
Convertible preferred stock, $0.01 par value: 15,000,000 shares authorized, 14,864,607 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	149	—	—
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued and outstanding, pro forma and pro forma as adjusted
Common stock, $0.0002145 par value: 25,000,000 shares authorized, 856,026 shares issued and outstanding, actual; 50,000,000 shares authorized, 16,795,227 shares issued and outstanding, pro forma; 50,000,000 shares authorized, 20,795,227 shares issued and outstanding, pro forma as adjusted	—	3	4
Additional paid-in capital	64,604	123,133	149,628
Notes receivable from stockholders	(21)	(21)	(21)
Accumulated deficit	(129,410)	(129,410)	(129,410)

Total stockholders’ equity (deficit)	(64,678)	(6,295)	20,201

Total capitalization	$5,563	$5,563	$20,201

The number of shares of our common stock outstanding as of December 31, 2012 on an actual, pro forma and pro forma as adjusted basis excludes:

•

2,091,195 shares of our common stock issuable upon the exercise of outstanding options as of December 31, 2012 under our equity incentive plans, with a weighted average exercise price of $3.22 per share; and

•

an aggregate of 1,715,147 shares of common stock reserved for future issuance under our 2013 equity incentive plan and 2013 employee stock purchase plan, each of which will become effective upon the signing of the underwriting agreement for this offering.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value (deficit) per share of our common stock after this offering. The historical net tangible book deficit of our common stock as of December 31, 2012 was $64.7 million, or $75.56 per share of common stock, based on the number of shares of common stock outstanding as of December 31, 2012, without giving effect to the conversion of our outstanding convertible preferred stock or outstanding notes and accrued interest thereon into shares of our common stock immediately prior to the closing of this offering. Historical net tangible book value (deficit) per share is determined by dividing the number of shares of our common stock outstanding as of December 31, 2012 into the amount of our total tangible assets (total assets less intangible assets) less total liabilities allocable to holders of our common stock.

The pro forma net tangible book value as of December 31, 2012 of $(6.3) million, or $(0.38) per share of our common stock, represents our historical net tangible book deficit as of December 31, 2012 after giving effect to (1) the conversion of all of our outstanding convertible preferred stock into an aggregate of 8,528,860 shares of common stock which will occur automatically immediately prior to the closing of this offering and (2) the conversion of $59.3 million in aggregate principal amount of notes and accrued interest thereon owed to trusts controlled by or affiliated with our founder, Executive Chairman and principal stockholder into 7,410,341 shares of common stock at the initial public offering price of $8.00 per share immediately prior to the closing of this offering.

Investors participating in this offering will incur immediate, substantial dilution. After giving further effect to the sale of 4,000,000 shares of common stock by us in this offering at the initial public offering price of $8.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2012 would have been $20.2 million, or $0.97 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.35 per share to existing stockholders, and an immediate dilution of $7.03 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed Initial public offering price per share		$8.00
Historical net tangible book value (deficit) per share as of December 31, 2012	$(75.56)
Pro forma increase in net tangible book value (deficit) per share as of December 31, 2012 attributable to the conversion of convertible preferred stock	$68.67
Pro forma increase in net tangible book value (deficit) per share as of December 31, 2012 attributable to the conversion of outstanding notes and accrued interest	$6.51

Pro forma net tangible book value (deficit) per share as of December 31, 2012	$(0.38)
Increase in pro forma net tangible book value per share attributable to investors participating in this offering	$1.35

Pro forma as adjusted net tangible book value per share after this offering		$0.97

Pro forma as adjusted dilution per share to investors participating in this offering		$7.03

The number of shares of our common stock outstanding as of December 31, 2012 on an actual, pro forma and pro forma as adjusted basis excludes 2,091,195 shares of our common stock issuable upon the exercise of outstanding options as of December 31, 2012 under our equity incentive plans, with a weighted average exercise price of $3.22 per share.

In addition, effective upon the signing of the underwriting agreement for this offering, an aggregate of 1,715,147 shares of our common stock will be reserved for issuance under our 2013 equity incentive plan and 2013 employee stock purchase plan, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options are exercised, new stock awards are issued under our equity incentive plans or we issue additional shares of common stock or other equity or convertible debt securities in the future, investors participating in this offering will experience further dilution.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock outstanding as of March 31, 2013 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The percentage ownership information shown in the table is based upon 16,795,227 shares of common stock outstanding as of March 31, 2013, which assumes the conversion of all of our outstanding convertible preferred stock into 8,528,860 shares of common stock and the conversion of $59.3 million in aggregate principal amount of notes and accrued interest thereon owed to trusts controlled by or affiliated with our founder, Executive Chairman and principal stockholder into 7,410,341 shares of common stock at the initial public offering price of $8.00 per share, both of which will occur immediately prior to the closing of this offering. The percentage ownership information after this offering shown in the table also reflects the sale and issuance of 4,000,000 shares in this offering and assumes no exercise of the underwriters’ over-allotment option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules require inclusion of shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before May 30, 2013, which is 60 days after March 31, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Insys Therapeutics, Inc., 444 South Ellis Street, Chandler, Arizona 85224.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
Greater than 5% Stockholders
The John N. Kapoor Trust dated September 20, 1989(1)	14,109,560	84.0%	67.8%
1925 W. Field Ct., Ste. 300
Lake Forest, IL 60045
The Kapoor Children’s 1992 Trust(1)	1,519,316	9.1%	7.3%
1925 W. Field Ct., Ste. 300
Lake Forest, IL 60045

Named Executive Officer and Directors
John N. Kapoor, Ph.D.(2)	14,143,794	84.2%	68.0%
Michael Babich(3)	422,067	2.5%	2.0%
Darryl S. Baker(4)	13,611	*	*
Larry Dillaha, M.D.(5)	146,991	*	*
Patrick P. Fourteau(6)	13,319	*	*
Pierre Lapalme(7)	13,319	*	*
Steve Meyer(8)	32,548	*	*
Theodore H. Stanley, M.D.	0	*	*
Brian Tambi(9)	32,548	*	*
All executive officers and directors as a group (9 persons)(10)	14,818,197	85.2%	69.3%

*	Represents beneficial ownership of less than 1%.

(1)	John N. Kapoor, Ph.D., our founder, Executive Chairman and principal stockholder, is the sole trustee and sole beneficiary of The John N. Kapoor Trust, dated September 20, 1989 and is the grantor of The Kapoor Children’s 1992 Trust.

(2)	Includes 1,262 shares held by Dr. Kapoor in his individual capacity; 3,994 shares that Dr. Kapoor has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options; 14,109,560 shares held by The John N. Kapoor Trust, dated September 20, 1989, of which Dr. Kapoor is the sole trustee and sole beneficiary; 18,763 shares held by EJ Financial/NEO Management, L.P., of which Dr. Kapoor is Managing General Partner; and 6,221 shares held by The John and Editha Kapoor Charitable Foundation, or the Charitable Foundation, of which Dr. Kapoor is a joint trustee. The percentage of shares beneficially owned after the offering includes 7,022,399 shares of common stock to be issued upon the conversion of $56.2 million in aggregate principal amount of notes and accrued interest thereon owed to The John N. Kapoor Trust dated September 20, 1989 at the initial public offering price of $8.00 per share immediately prior to the closing of this offering.

(3)	Includes 76,307 shares held by Mr. Babich and 345,760 shares that Mr. Babich has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

(4)	Represents 13,611 shares that Mr. Baker has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

(5)	Represents 146,991 shares that Dr. Dillaha has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

(6)	Represents 13,319 shares that Mr. Fourteau has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

(7)	Represents 13,319 shares that Mr. Lapalme has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

(8)	Represents 32,548 shares that Mr. Meyer has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

(9)	Represents 32,548 shares that Mr. Tambi has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

(10)	Includes 602,088 shares that our current executive officers and directors as a group have the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1516479/000119312513193907/d153565ds1a.htm . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it from: Wells Fargo Securities, 1525 West W.T. Harris Boulevard, NC0675, Charlotte, NC 28262, Attn: Capital Markets Client Support, telephone: 1-800-326-5897 or email: cmclientsupport@wellsfargo.com; or JMP Securities LLC, Attn: Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, CA 94111 (415-835-8985).